As filed with the Securities and Exchange Commission on August 13, 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

(Amendment No. 1)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Synopsys, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

OPTIONS TO PURCHASE COMMON STOCK
par value $0.01 per share
(Title of Class of Securities)

871607-10-7

(CUSIP Number of Class of Securities of Underlying Common Stock)

Aart J. de Geus

Chief Executive Officer

Synopsys, Inc.

700 East Middlefield Road

Mountain View, California 94043

(650) 584-5000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Brian E. Cabrera, Esq. Erika Varga McEnroe, Esq. Synopsys, Inc. 700 East Middlefield Road Mountain View, California 94043 (650) 584-5000	Timothy J. Moore, Esq. Brett D. White, Esq. Cooley Godward Kronish LLP Five Palo Alto Square 3000 El Camino Real Palo Alto, CA 94306-2155 (650) 843-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$667,742	$20.50

*     Estimated solely for the purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all 53,466 options to purchase the Issuer’s common stock that are eligible for the offer will be tendered pursuant to this offer. These options have an aggregate value of $667,742 as of July 5, 2007, calculated based on a Black-Scholes option pricing model.

**   The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $30.70 per million of the aggregate amount of transaction value. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used for any other purpose.

☒   Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $20.50
Form or Registration No.: 005-43334
Filing Party: Synopsys, Inc.
Date Filed: July 11, 2007

☐   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐   Third-party tender offer subject to Rule 14d-1.

☒   Issuer tender offer subject to Rule 13e-4.

☐   Going-private transaction subject to Rule 13e-3.

☐   Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 1 to Schedule TO (the “Amendment”) amends and supplements the Schedule TO, filed with the Securities and Exchange Commission on July 11, 2007 (the “Offer”), in connection with the offer by Synopsys, Inc. (the “Company”) to certain option holders to amend certain portions of certain stock options in order to limit the potential adverse personal tax consequences that may apply to these stock options under Paragraph 110(1)(d) of the Income Tax Act (Canada). The Amendment is the final amendment being filed in order to report the results of the tender offer. Except as amended and supplemented hereby, all terms of the Offer and all disclosure set forth in the Schedule TO and the Exhibits thereto remain unchanged.

ITEM 11. ADDITIONAL INFORMATION

Item 11 of the Schedule TO is hereby further amended and supplemented to add the following (capitalized terms not otherwise defined herein shall have the same meanings as set forth in the Offer to Amend Eligible Options filed as Exhibit 99.(a)(1)(A) to the Schedule TO):

The Offer expired at 5:00 p.m. Eastern Time, on Friday, August 10, 2007. Pursuant to the Offer, the Company accepted elections to amend options to purchase 53,006 shares of common stock. The balance of the options originally covered by the Offer (460) were exercised prior to the expiration of the Offer and so were removed from the Offer.  As a result, options to purchase 53,006 shares will be amended pursuant to and as set forth in the Offer to Amend Eligible Options filed as Exhibit 99.(a)(1)(A) to this Schedule TO. In addition, the Company has caused each Eligible Optionee who elected to participate in the Offer to be sent an email in the form of Exhibit 99.(a)(1)(H) to the Schedule TO and caused each Eligible Optionee who elected not to participate in the Offer an email in the form of Exhibit 99.(a)(1)(I) to the Schedule TO, both as filed with the Securities and Exchange Commission on July 11, 2007.

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended and restated as follows:

Exhibit Number	Description
99.(a)(1)(A)*	Offer to Amend Eligible Options, dated July 11, 2007.
99.(a)(1)(B)*	Form of email announcing commencement of Offer.
99.(a)(1)(C)*	Form of reminder email to Eligible Optionees who have not elected.
99.(a)(1)(D)*	Form of Cover Letter to Election Form (See Attachment B to Offer to Amend Eligible Options).
99.(a)(1)(E)*	Form of Election Form (See Attachment B to Offer to Amend Eligible Options).
99.(a)(1)(F)*	Form of Email: Election Confirmation Statement (Pre-Expiration Time for Offer Participants) (See Attachment C to Offer to Amend Eligible Options).
99.(a)(1)(G)*	Form of Email: Final Election Confirmation Statement (Pre-Expiration Time for Offer Non- Participants) (See Attachment D to Offer to Amend Eligible Options).
99.(a)(1)(H)*	Form of Email: Final Election Confirmation Statement (Post-Expiration Time for Offer Participants) (See Attachment E to Offer to Amend Eligible Options).
99.(a)(1)(I)*	Form of Email: Final Election Confirmation Statement (Post-Expiration Time for Offer Non- Participants) (See Attachment F to Offer to Amend Eligible Options).
99.(a)(1)(J)*	Transcript of voicemail announcement from Brian M. Beattie, Chief Financial Officer, to Canadian employees regarding Offer to Amend read on July 11, 2007.
99.(a)(1)(K)*	Announcement Canadian Tax Settlement for Discounted Options dated July 11, 2007.
99.(a)(1)(L)*	Synopsys Canada HR Website and Frequently Asked Questions dated July 11, 2007.
99.(a)(1)(M)*	Form of email to employees eligible for settlement offer.
99.(a)(1)(N)*	Slide presentation to be made at employee meetings.
99.(a)(1)(O)*

Synopsys, Inc.’s Annual Report on Form 10-K, for its fiscal year ended October 31, 2006, filed with the SEC on January 11, 2007, as amended by Form 10-K/A filed with the SEC on March 12,
2007, and incorporated herein by reference.

99.(a)(1)(P)*	Synopsys, Inc.’s Quarterly Report on Form 10-Q, for its fiscal quarter ended January 31, 2007, filed with the SEC on March 9, 2007, and incorporated herein by reference.
99.(a)(1)(Q)*	Synopsys, Inc.’s Quarterly Report on Form 10-Q, for its fiscal quarter ended April 30, 2007, filed with the SEC on June 6, 2007, and incorporated herein by reference.
99.(a)(1)(R) *

Synopsys, Inc.’s Current Reports on Form 8-K, filed with the SEC on December 11, 2006,
March, 28, 2007, May 23, 2007 (but only with respect to the information disclosed under Item 5.02 therein and excluding any information furnished under Item 2.02 and exhibits relating thereto),
June 1, 2007 and June 15, 2007 and incorporated herein by reference.

99.(b)	Not applicable.
99.(d)(1)(A)

Synopsys, Inc. 1998 Non-Statutory Stock Option Plan, as amended, filed as Exhibit 10.1 to the Registration Statement on Form S-8, filed with the SEC on November 9, 1999 and incorporated herein by reference.

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99.(d)(1)(B)	Synopsys, Inc. 2005 Assumed Stock Option Plan, filed as Exhibit 10.34 to the Current Report on Form 8-K filed with the SEC on September 12, 2005 and incorporated herein by reference.
99.(d)(1)(C)*	Form of Stock Option Agreement used in connection with the Synopsys, Inc. 1998 Non- Statutory Stock Option Plan and 2005 Assumed Stock Option Plan.
99.(g)	Not applicable.

*              Previously filed with the Schedule TO filed with the SEC on July 11, 2007, and incorporated herein by reference.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 13, 2007

SYNOPSYS, INC.

By:	/s/ BRIAN E. CABRERA
Brian E. Cabrera
Vice President, General Counsel
and Corporate Secretary

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INDEX OF EXHIBITS

The Index of Exhibits to the Schedule TO is hereby amended and restated as follows:

Exhibit Number	Description
99.(a)(1)(A)*	Offer to Amend Eligible Options, dated July 11, 2007.
99.(a)(1)(B)*	Form of email announcing commencement of Offer.
99.(a)(1)(C)*	Form of reminder email to Eligible Optionees who have not elected.
99.(a)(1)(D)*	Form of Cover Letter to Election Form (See Attachment B to Offer to Amend Eligible Options).
99.(a)(1)(E)*	Form of Election Form (See Attachment B to Offer to Amend Eligible Options).
99.(a)(1)(F)*	Form of Email: Election Confirmation Statement (Pre-Expiration Time for Offer Participants) (See Attachment C to Offer to Amend Eligible Options).
99.(a)(1)(G)*	Form of Email: Final Election Confirmation Statement (Pre-Expiration Time for Offer Non- Participants) (See Attachment D to Offer to Amend Eligible Options).
99.(a)(1)(H)*	Form of Email: Final Election Confirmation Statement (Post-Expiration Time for Offer Participants) (See Attachment E to Offer to Amend Eligible Options).
99.(a)(1)(I)*	Form of Email: Final Election Confirmation Statement (Post-Expiration Time for Offer Non- Participants) (See Attachment F to Offer to Amend Eligible Options).
99.(a)(1)(J)*	Transcript of voicemail announcement from Brian M. Beattie, Chief Financial Officer, to Canadian employees regarding Offer to Amend read on July 11, 2007.
99.(a)(1)(K)*	Announcement Canadian Tax Settlement for Discounted Options dated July 11, 2007.
99.(a)(1)(L)*	Synopsys Canada HR Website and Frequently Asked Questions dated July 11, 2007.
99.(a)(1)(M)*	Form of email to employees eligible for settlement offer.
99.(a)(1)(N)*	Slide presentation to be made at employee meetings.
99.(a)(1)(O)*

Synopsys, Inc.’s Annual Report on Form 10-K, for its fiscal year ended October 31, 2006, filed with the SEC on January 11, 2007, as amended by Form 10-K/A filed with the SEC on March 12,
2007, and incorporated herein by reference.

99.(a)(1)(P)*	Synopsys, Inc.’s Quarterly Report on Form 10-Q, for its fiscal quarter ended January 31, 2007, filed with the SEC on March 9, 2007, and incorporated herein by reference.
99.(a)(1)(Q)*	Synopsys, Inc.’s Quarterly Report on Form 10-Q, for its fiscal quarter ended April 30, 2007, filed with the SEC on June 6, 2007, and incorporated herein by reference.
99.(a)(1)(R) *

Synopsys, Inc.’s Current Reports on Form 8-K, filed with the SEC on December 11, 2006,
March, 28, 2007, May 23, 2007 (but only with respect to the information disclosed under Item 5.02 therein and excluding any information furnished under Item 2.02 and exhibits relating thereto),
June 1, 2007 and June 15, 2007 and incorporated herein by reference.

99.(b)	Not applicable.
99.(d)(1)(A)

Synopsys, Inc. 1998 Non-Statutory Stock Option Plan, as amended, filed as Exhibit 10.1 to the Registration Statement on Form S-8, filed with the SEC on November 9, 1999 and incorporated herein by reference.

99.(d)(1)(B)	Synopsys, Inc. 2005 Assumed Stock Option Plan, filed as Exhibit 10.34 to the Current Report on Form 8-K filed with the SEC on September 12, 2005 and incorporated herein by reference.
99.(d)(1)(C)*	Form of Stock Option Agreement used in connection with the Synopsys, Inc. 1998 Non- Statutory Stock Option Plan and 2005 Assumed Stock Option Plan.
99.(g)	Not applicable.

*              Previously filed with the Schedule TO filed with the SEC on July 11, 2007, and incorporated herein by reference.

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